Writer’s Direct Number	Writer’s E-mail Address
212.756.2372	Aneliya.Crawford@srz.com

May 20, 2019

VIA E-MAIL AND EDGAR

Daniel F. Duchovny Special Counsel, Office of Mergers and Acquisitions Division of Corporate Finance U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549
Re:	MiMedx Group, Inc. Preliminary Proxy Statement filed by Parker H. Petit, David J. Furstenberg, and Shawn P. George Filed May 10, 2019 File No. 001-35887

Dear Mr. Duchovny:

On behalf of Parker H. Petit, David J. Furstenberg, and Shawn P. George (collectively, the “Filing Persons”), we are responding to your letter dated May 16, 2019 (the “SEC Comment Letter”) in connection with the preliminary proxy statement on Schedule 14A filed on May 10, 2019 (the “Preliminary Proxy Statement”) with respect to MiMedx Group, Inc. (the “Company”). We have reviewed the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) and respond below. For your convenience, the comments are restated below in italics, with our responses following.

Concurrently with this letter, the Filing Persons are filing a revised preliminary proxy statement on Schedule 14A (the “Revised Preliminary Proxy Statement”). The Revised Preliminary Proxy Statement reflects revisions made to the Preliminary Proxy Statement in response to the comments of the Staff in the SEC Comment Letter, as well as other updating changes. Capitalized terms used but not defined herein have the meaning ascribed to such terms in the Revised Preliminary Proxy Statement.

Preliminary Proxy Statement

1. Please disclose the information required by Item 1(c) of Schedule 14A.

In response to the Staff’s comment, the Filing Persons respectfully note that they have included the below information as it relates to certain required information that must be disclosed by the Company pursuant to Item 1(c) of Schedule 14A.

On page 1 of the Preliminary Proxy Statement:

The Company has not yet publicly disclosed certain information, including, but not limited to, the time and location of the Annual Meeting and the number of shares of Common Stock outstanding as of the Record Date. Once the Company publicly discloses such information, we intend to supplement this Proxy Statement with such information and file revised definitive materials with the SEC.

On page 13 of the Preliminary Proxy Statement:

Pursuant to Rule 14a-5(c) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we have omitted from this Proxy Statement certain disclosure required by applicable law to be included in the Company’s proxy statement in connection with the Annual Meeting. Such disclosure includes information regarding securities of the Company beneficially owned by the Company’s directors, nominees and management; certain shareholders’ beneficial ownership of more than 5% of the Company’s voting securities; information concerning the Company’s directors who are not up for election at the Annual Meeting; information concerning executive compensation; and information concerning the procedures for submitting shareholder proposals and director nominations intended for consideration at the 2019 annual meeting of shareholders and for consideration for inclusion in the proxy materials for that meeting. If the Company does not distribute such information to shareholders at least ten days prior to the Annual Meeting, we will distribute to the shareholders a supplement to this Proxy Statement containing such disclosures at least ten days prior to the Annual Meeting. We take no responsibility for the accuracy or completeness of information contained in or excerpted from the Company’s proxy statement and any other information disseminated by the Company. Except as otherwise noted herein, the information in this Proxy Statement concerning the Company has been taken from or is based upon documents and records on file with the SEC and other publicly available information.

As noted in the foregoing, the Filing Persons will provide additional information at least ten days prior to the Annual Meeting should the Company not file proxy materials, and will reflect the most recent publicly available disclosures that the Company has filed with the SEC.

In addition, the Filing Persons have also included the following information on page 13 of the Revised Preliminary Proxy Statement pursuant to Rule 14a-5(e):

Deadline for Shareholder Proposals

The Company has not yet publicly disclosed the deadline for shareholders to submit a proposal to be included in the Company’s proxy statement for the 2019 Annual Meeting or the deadline to nominate a director or bring other business before the shareholders at the 2019 Annual Meeting. Once the Company publicly discloses these deadlines, we intend to supplement this Proxy Statement with such information and file revised definitive materials with the SEC. Proposals of shareholders intended for inclusion in the Company’s proxy statement relating to the 2019 Annual Meeting must comply with Rule 14a-8 of Regulation 14A of the proxy rules of the SEC. Any proposal or nomination for director that a shareholder wishes to propose for consideration at the 2019 Annual Meeting, but does not seek to include in the Company’s proxy statement under applicable SEC rules, must be submitted in accordance with the Bylaws. In such situation, for a shareholder’s notice to be timely, it must be received by the Secretary of the Company at the principal executive office of the Company not later than 90 days nor earlier than 120 days before the anniversary of the date of the immediately preceding annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days earlier or later than 60 days after such anniversary, or if no annual meeting was held in the preceding year, in order for notice by the shareholder to be timely, such notice must be so delivered no more than 190 days prior to such annual meeting nor less than the later of (A) 90 days prior to the date of such annual meeting and (B) the tenth day following the day on which public announcement of the date of such meeting is first made. The public announcement of the postponement or adjournment of an annual meeting shall not commence a new time period for the giving of a shareholder’s notice as described above.

Proposal 1: Elect Three Class II Directors, page 3

2. Please tell us your basis for stating that the Class II directors elected at the upcoming meeting will serve a three-year term.

In response to the Staff’s comment, the Filing Persons respectfully note that both the Company’s Articles of Incorporation, as amended (the “Charter”) and the Amended and Restated Bylaws of the Company (the “Bylaws”) provide that directors are elected for a three-year term.

As stated in Article 10(b) of the Articles of Amendment to the Articles of Incorporation of the Company entered into on May 14, 2010:

The members of the Board of Directors elected at the 2010 annual meeting of Shareholders shall be divided into three classes, designated as Class I, Class II, and Class III as specified in the resolution adopted by Shareholders at such meeting. Each Class shall consist, as nearly as may be possible, of one-third of the total number of directors constituting the entire Board of Directors. The Class I directors elected at the 2010 annual meeting of Shareholders shall be deemed elected for a three-year term, Class II directors for a two-year term, and Class III directors for a one-year term. Each director shall hold office until the next annual meeting of Shareholders upon which his/her term expires and until his/her successor is elected and qualified, or until his/her earlier death, resignation or removal. At each succeeding annual meeting of Shareholders, successor directors to the Class of directors whose term expires at that annual meeting of Shareholders shall be elected for a three-year term. If the number of directors has changed, any increase or decrease shall be apportioned among the Classes so as to maintain the number of directors in each Class as nearly equal as possible. (emphasis added)

The Bylaws also conform to the Charter, stating the following in Article III, Section 2 of the Bylaws:

Each director shall hold office until the next annual meeting of shareholders upon which his/her term expires and until his/her successor is elected and qualified, or until his/her earlier death, resignation or removal. At each succeeding annual meeting of shareholders, successor directors to the Class of directors whose term expires at that annual meeting of shareholders shall be elected for a three-year term.

Therefore, the Filing Persons believe that if elected, they “shall be elected for a three-year term.”

Proposal 3: Repeal Certain Bylaw Amendments, page 8

3. We note that proposal three would, if approved, prevent the board from amending the company’s bylaws until a date after the date of the meeting. Please provide us your legal analysis that such an amendment is valid under Florida law and revise your disclosure to describe any potential negative effects of limiting the board’s ability to amend the bylaws in this manner.

In response to the Staff’s comment, with regards to the Filing Persons’ legal analysis that such amendment is valid under Florida law, the Filing Persons respectfully direct the Staff’s attention to Section 607.1020(1)(b) of the Florida Business Corporation Act, which states:

(1) A corporation’s board of directors may amend or repeal the corporation’s bylaws unless: . . .

(b) The shareholders, in amending or repealing the bylaws generally or a particular bylaw provision, provide expressly that the board of directors may not amend or repeal the bylaws or that bylaw provision.

The Filing Persons respectfully note that a plain reading of such Florida statute gives shareholders the explicit authority so that the “board of directors may not amend or repeal the bylaws or [a particular] bylaw provision.”

With respect to the Staff’s Comment regarding describing any potential negative effects of limiting the board’s ability to amend the bylaws in this manner, we respectfully direct the Staff’s attention to the following language in Proposal 3 on page 8 of the Preliminary Proxy Statement:

Such an amendment or provision could negatively impact our ability to solicit and/or obtain proxies from shareholders of the Company or otherwise adversely affect the ability of the Company’s shareholders to vote on Proposal 2 or the Nominees.

We have also noted in Proposal 3 that “we are not aware of any decision by the Board to adopt, amend or repeal any provision of the Bylaws since October 3, 2018, but it is possible that, following the date of this Proxy Statement and prior to the adoption of this resolution, such a provision or amendment could be disclosed and/or become effective.” We are currently still unaware of any such provision or amendment being considered.

The Filing Persons note that the proposed resolution will affect only actions taken unilaterally by the Board without shareholder approval. Should the Board find that the need to amend the Bylaws in the specified time they can put the amendment to a shareholder vote and the amendment will be adopted if the shareholders agree that it is in their best interests. We have included the following sentence on page 8 of the Revised Preliminary Proxy Statement to explain such potential negative effect:

Although adoption of this proposal could have the effect of repealing undisclosed amendments to the Bylaws without considering the beneficial nature, if any, of such amendments to the shareholders, it would not repeal any such amendments that were approved by the shareholders.

Annex I: Information on the Participants, page 15

4. We note the description of Mr. George’s pledges of shares of common stock. Please revise your disclosure to include the information required by Item 5(b)(1)(viii) of Schedule 14A.

In response to the Staff’s comment, the Filing Persons believe that they have disclosed the information required by Item 5(b)(1)(viii). To the extent additional information is required to be disclosed under Item 5(b)(1)(vii), we have provided the below information on pages 15-16 of the Revised Preliminary Proxy Statement:

In connection with a revolving line of credit (“Loan”) Mr. George has had in place for many years, he currently has pledged 101,085 shares of Common Stock to Huntington Bank as collateral security. The current outstanding balance on the Loan is $100,000. The annual interest is approximately $5,000 and the Loan balance is not material. An uncured default could trigger Huntington Bank’s right to liquidate the stock under the Loan if Mr. George did not pay the $5000 in annual interest, however, there is no reason to believe that would, or could occur. On March 2, 2017, Hermes Equipment, LLC (“Hermes”) an entity in which Mr. George is a member, sold a late model Superior Highwall Miner and related equipment (“Equipment”) for $6.2 million on an installment basis. Subsequent to the sale, in November of 2017, Hermes refinanced with Summit Bank the loan on the Equipment for $3.875 million. In connection with this Summit Bank loan, Mr. George pledged 60,914 shares of Common Stock as additional collateral security for a personal guaranty (the “Guaranty”) to Summit Bank. All Hermes members did so and their obligations under the Guaranty are joint and several. The current outstanding balance of the Summit Loan is approximately $2.9 million. The buyer of the Equipment pays Summit Bank a minimum of $75,000 a month to amortize the Summit Loan. Summit Bank currently also holds a funded reserve account which contains almost $170,000 to fund any shortfall or late payment. Of the original purchase price, the buyer still owes Hermes approximately $4.1 million. The Equipment currently has a fair market value of in excess of $5.5 million and is also pledged as collateral on the Summit Loan. The failure of the buyer to continue to pay timely would trigger Hermes right to repossess and own the Equipment. There is currently a robust market for late model Superior Highwall Miners like the one in question and a re-sale or lease on more favorable terms than the original sale would be likely and avoid any call on the Guaranty. If that would prove not to be the case, then a call on the stock would be possible under the Guaranty.

5. Refer to the first sentence of the last paragraph on page 16. Please tell us whether you have described any substantial interest in the proposals by your participants as required by Item 5(b)(1) of Schedule 14A.

In response to the Staff’s comment, the Filing Persons respectfully submit that they have described their substantial interests in the proposals submitted in the Preliminary Proxy Statement. With respect to Proposal 2, the Filing Persons disclosed the following substantial interests on page 7 of the Preliminary Proxy Statement:

Mr. Petit may nominate persons for election as Class III directors to the Board at the 2019 annual meeting of shareholders of the Company. Further, the MiMedx Shareholder Group seeks an amendment to the Bylaws to ensure that the Board will not cancel a meeting that the shareholders have voted for thereby negating the impact of the shareholder vote.

With Respect to Proposal 3 the Filing Persons disclosed the following substantial interests on page 8 of the Preliminary Proxy Statement:

Such an amendment or provision could negatively impact our ability to solicit and/or obtain proxies from shareholders of the Company or otherwise adversely affect the ability of the Company’s shareholders to vote on Proposal 2 or the Nominees.

* * *

Thank you for your attention to this matter. Should you have any questions or comments, or require any further information with respect to the foregoing, please do not hesitate to call me at (212) 756-2372.

Very truly yours,

/s/ Aneliya S. Crawford
Aneliya S. Crawford